STINSON

Kim D. Larsen
PARTNER

DIRECT: 202.572.9912
OFFICE: 202.785.9100

kim.larsen@stinson.com

February 28, 2025

United States
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549-0213
Attention: Laura McKenzie
            Nicholas Panos

Re: **Signature Bank Schedule 13D filed December 9, 2024 Holding LLC and Igal Namdar; File
      No. 005-81540**

Dear Ms. McKenzie and Mr. Panos:

We have received your letter dated February 24, 2024 related to the Schedule 13D we filed
on December 9, 2024 on behalf of Namdar Family Holdings LLC and Igal Namdar related
to holdings in Signature Bank (SBNY).

Late Filing. We acknowledge that Schedule 13D related to Namdar Family Holding LLC
and Igal Namdar was filed on December 9, 2024, which was after the five business-day
deadline stipulated by Section 13(d) of the Securities and Exchange Act of 1934 and rule
13d-1 thereunder. We remain, however, unsure whether SBNY in fact remains subject to
1934 Exchange Act reporting obligations or if they are suspended or if it is in
noncompliance.

Timeline. Upon being notified by the client on Wednesday, December 4, 2024 regarding
its acquisition of SBNY shares, we requested information on Thursday, December 5, 2024
from its broker, Odeon Capital Group LLC of the trades that had been effected, which was
provided later that same day. We then analyzed the trading records and compared them
to the number of outstanding shares of common stock of SBNY, a bank that at that time
had ceased SEC reporting, been closed as a bank and with respect to which the FDIC had
been appointed as a receiver. We established that the 5% threshold had been exceeded on
November 18, 2024 and we prepared and filed the Schedule 13D on Monday, December 9,
2024.

Compliance Procedures. We understand that Namdar Family Holding LLC has
internal procedures to track its holdings and coordinate with Odeon Capital to assure
compliance with mandatory SEC filings. Namdar Family Holding LLC and Igal Namdar
had earlier engaged Stinson LLP to undertake such filings on their behalf. The process did
not work in this instance and Namdar Family Holding LLC, Odeon Capital Group, LLC

 

and Stinson are undertaking further steps to assure coordination in monitoring Namdar Family Holding LLC's trades to assure timely filing required securities filings, including improved communications, monitoring, calendar reminders and education for increased compliance assurance.

We are fully committed to cooperating with the SEC in this matter and will promptly provide any additional information you may require. We understand the importance of timely Schedule 13D filings and sincerely regret the delay in this instance.

Amended Schedule 13D Filing. Finally, we are uncertain about the exact filing status of SBNY, will file an amended Schedule 13D to include certain capital making clear that all indicated trades were acquisitions by Namdar Family Holdings LLC of shares of common stock of SBNY and were effected as open market purchases. We are also updating information in such amended Schedule 13D on the ownership in SBNY due to a purchase by Namdar Family Holding LLC in the open market on December 16, 2024 of 214,094 shares, which increased the Namdar Family Holding LLC's ownership from 3,324,406 shares to 3,538,500 shares and increased its percentage ownership from 5.3% to 5.6%.

Sincerely,

Stinson LLP

Kim D. Larsen

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